United States securities and exchange commission logo





                              June 10, 2020

       Sacha Poignonnec
       Co-Chief Executive Officer and Member of the Management Board Jumia Technologies AG
       Charlottenstra e 4
       10969 Berlin, Germany

                                                        Re: Jumia Technologies
AG
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 3, 2020
                                                            File No. 001-38863

       Dear Mr. Poignonnec:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Jumia Technologies AG Financial Statements
       Notes to Consolidated Financial Statements for the years ended December 31, 2019, 2018 and
       2017
       28 Earnings per share, page F-46

   1. Your calculation of diluted loss per share for all periods presented does not appear to comply with the
guidance in IAS 33 as you have included the effect of share options which are anti-dilutive
in the weighted average shares used to compute diluted loss per share. Please revise
your diluted loss per share calculations to exclude anti-dilutive share options from the
weighted average number of shares used to compute diluted loss per share. Refer to the
guidance in paragraph 41 of IAS 33. Your calculation of the Loss per
                                                        American Depository
Share disclosed in your Selected Financial Data on page 2 should be similarly revised.
 Sacha Poignonnec
Jumia Technologies AG
June 10, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at (202) 551-3659 or Linda Cvrkel at (202) 551-3813
with any questions.



FirstName LastNameSacha Poignonnec                        Sincerely,
Comapany NameJumia Technologies AG
                                                          Division of
Corporation Finance
June 10, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName